EXHIBIT 99.1

Precision Drilling Corporation Announces 2019 Third Quarter Unaudited Financial Results

CALGARY, Alberta, Oct. 24, 2019 (GLOBE NEWSWIRE) --
(Canadian dollars except as indicated)

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this news release. This news release contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this news release.

Precision Drilling announces 2019 third quarter highlights:

  Revenue of $376 million was a decrease of 2% compared with the third quarter of 2018.
  Net loss of $4 million or negative $0.01 per share compares to a net loss of $31 million or negative $0.10 per share in the third quarter of 2018.
  Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization (Adjusted EBITDA see “NON-GAAP MEASURES”) of $98 million was 21% higher than the third quarter of 2018. During the quarter, we recognized $6 million of non-recurring items that positively impacted Adjusted EBITDA but did not relate to current period operations.
  Funds provided by operations (see “NON-GAAP MEASURES”) was $80 million versus $64 million in the prior year quarter. Cash provided by operations was $67 million versus $32 million in the prior year quarter. The increase in funds and cash provided by operations in the current quarter was primarily the result of improved operations and management’s focus on free cash flow.
  Strict cost control focus resulted in year-to-date general and administrative costs decreasing 13% from the same period in 2018.
  For the first nine months of 2019, debt reduction of $146 million and share repurchases of $8 million while our cash balance of $94 million remained largely unchanged from the start of the year.
  In the quarter the Toronto Stock Exchange approved our application to implement a Normal Course Issuer Bid. We purchased and cancelled 5 million common shares for $8 million in the third quarter and, as of October 23, 2019, purchased and cancelled an additional 3 million common shares for $4 million.
  Year-to-date market share gains in both the U.S. and Canada evident by Precision’s year-to-date average U.S. rig count increasing 7% despite a 4% industry decrease from the same period in 2018 and Precision’s Canadian average rig count decreasing 25% compared to a 32% decrease for the industry.
  Substantial increases in Process Automation Control (PAC) utilization and commercial agreements. With 584 wells drilled in 2019, Precision is on track to achieve our 2019 commercialization target.
  Our year-to-date Completion and Production Services Adjusted EBITDA of $18 million was more than double our total for the comparable 2018 period.

Precision’s President and CEO Kevin Neveu stated: “The strength of Precision’s business is demonstrated by our robust third quarter financial results, excellent operating performance and substantial progress on our stated 2019 strategic priorities, all delivered despite lower industry drilling activity and persistent macroeconomic concerns influencing energy industry sentiment.”

“Our Adjusted EBITDA and cash provided by operations increased 21% and 108%, respectively, from the third quarter in 2018 and are a result of Precision’s market positioning, success of our technology initiatives and the intense cost control and cash management efforts across the organization. Cash flow generation is a core focus for Precision and the $213 million in cash from operations year-to-date has largely been used to strengthen our balance sheet.”

“During the quarter, Precision reduced debt by $21 million. We have reduced debt by $146 million year-to-date and fully expect to meet or exceed our 2019 debt reduction target of $200 million. I reiterate our previously disclosed 2020 debt reduction target of $100 to $150 million, which we expect will include the balance of our 2021 senior notes. Debt reduction will remain a strategic priority for Precision in 2020 as we believe it is the best avenue to increase shareholder value in the current market. Our strong cash management also provided flexibility to execute our previously announced share buyback plan. To date, we have repurchased 3% of our outstanding shares and used approximately $12 million in cash. We have effected these balance sheet enhancements while sustaining an essentially flat cash balance over the course of the year.”

“In the field, the success of our High Performance, High Value strategy and our Super Series fleet drove market share gains in North America during the quarter with Precision once again reaching record market shares in the U.S. and Canada. Additionally, we expanded our Middle East presence with our sixth newbuild rig successfully deployed to Kuwait. We see strong alignment with our competitive strategy and our customers’ drive for efficiency and consistency in the capital-intensive multi-year development programs in our core markets.”

“Our automation technology initiatives continued operational and commercial momentum as we delivered a step-change in utilization and commercial adoption rates during the quarter. Before the end of this month, Precision will have drilled 1,000 wells using our PAC system with 32 units currently deployed in the field. Our customers are widely acknowledging the drilling efficiency, cost savings and consistency gains our system delivers. We find the current market conditions ideal to commercialize our PAC technology, which reduces our customer’s well cost and risk, while enhancing Precision’s competitive advantage. As a result of these customer benefits, during the third quarter we doubled the number of revenue generating systems from the second quarter. I am excited not only by the future growth potential of our rapidly scalable technology offering, but also by the value we are delivering to our customers today.”

“For the remainder of the year we expect customers to continue managing budgets within cash flow. Precision will actively help our customers achieve the highest efficiency levels through our service delivery and operational excellence and remain focused on cost management to help generate strong margins and cash flow in all parts of the commodity cycle,” concluded Mr. Neveu.

IMPACT OF IFRS 16 - LEASES ON FINANCIAL INFORMATION

On January 1, 2019, Precision applied IFRS 16 using the modified retrospective approach under which comparative information has not been restated and continues to be reported under IAS 17 and related interpretations. Please refer to “CHANGES IN ACCOUNTING POLICY” for additional information on the impact to our financial information.

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	% Change	2019	2018	% Change
Revenue	375,552	382,457	(1.8)	1,169,019	1,114,179	4.9
Adjusted EBITDA(1)	97,895	80,988	20.9	286,899	240,639	19.2
Operating earnings (loss)(1)	19,235	(9,702)	(298.3)	86,878	(25,980)	(434.4)
Net earnings (loss)	(3,534)	(30,648)	(88.5)	7,679	(95,942)	(108.0)
Cash provided by operations	66,556	31,961	108.2	213,178	199,845	6.7
Funds provided by operations(1)	79,930	64,368	24.2	216,873	218,619	(0.8)
Capital spending:
Expansion	8,162	9,909	(17.6)	100,148	26,380	279.6
Upgrade	4,921	11,545	(57.4)	12,647	28,355	(55.4)
Maintenance and infrastructure	10,831	6,913	56.7	25,550	30,247	(15.5)
Intangibles	12	660	(98.2)	476	10,880	(95.6)
Proceeds on sale	(3,385)	(3,757)	(9.9)	(85,837)	(12,437)	590.2
Net capital spending	20,541	25,270	(18.7)	52,984	83,425	(36.5)
Net earnings (loss) per share:
Basic	(0.01)	(0.10)	(90.0)	0.03	(0.33)	(109.1)
Diluted	(0.01)	(0.10)	(90.0)	0.03	(0.33)	(109.1)

(1) See “NON-GAAP MEASURES”.

Operating Highlights

	Three months ended September 30,			Nine months ended September 30,
	2019	2018	% Change	2019	2018	% Change
Contract drilling rig fleet	233	257	(9.3)	233	257	(9.3)
Drilling rig utilization days:
U.S.	6,613	7,013	(5.7)	20,730	19,396	6.9
Canada	3,822	4,798	(20.3)	10,579	14,100	(25.0)
International	827	736	12.4	2,275	2,184	4.2
Revenue per utilization day:
U.S.(1) (US$)	23,092	21,399	7.9	23,242	21,296	9.1
Canada (Cdn$)	19,311	19,538	(1.2)	21,342	21,273	0.3
International (US$)	51,233	50,007	2.5	50,923	49,959	1.9
Operating cost per utilization day:
U.S. (US$)	14,487	14,151	2.4	14,552	14,071	3.4
Canada (Cdn$)	14,639	14,164	3.4	15,406	14,294	7.8
Service rig fleet(2)	123	210	(41.4)	123	210	(41.4)
Service rig operating hours	34,851	37,169	(6.2)	107,289	121,694	(11.8)
Revenue per operating hour (Cdn$)	712	708	0.6	736	696	5.7

(1) 2018 period includes revenue from idle but contracted rig days.
(2) In 2019, 75 rigs were not registered with the industry association and 12 snubbing units were sold.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2019	December 31, 2018
Working capital(1)	227,282	240,539
Cash	93,761	96,626
Long-term debt	1,513,827	1,706,253
Total long-term financial liabilities	1,588,883	1,723,350
Total assets	3,445,734	3,636,043
Long-term debt to long-term debt plus equity ratio	0.49	0.52

(1) See “NON-GAAP MEASURES”.

Summary for the three months ended September 30, 2019:

  Revenue was $376 million, 2% lower than the third quarter of 2018. The revenue decrease primarily resulted from lower activity in the U.S. and Canada, partially offset by higher average day rates in our U.S. and international operations and higher international activity. Compared with the third quarter of 2018, our drilling activity for the quarter decreased 6% in the U.S., decreased 20% in Canada and grew 12% internationally. Our 2019 third quarter revenue from our Contract Drilling Services segment was consistent with the 2018 quarter while Completion and Production Services segment revenue decreased 15%.
  General and administrative expenses were $21 million, $9 million lower than the third quarter of 2018. The decreased expenses were due to lower share-based incentive compensation expense, fixed cost control initiatives, non-recurring items of $2 million and the impact of lease-related charges due to the adoption of IFRS 16 partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated costs.
  Adjusted EBITDA (see “NON-GAAP MEASURES”) was $98 million, an increase of $17 million from the third quarter of 2018. Our Adjusted EBITDA as a percentage of revenue was 26% this quarter, compared with 21% in the comparative quarter of 2018. Operating earnings (see “NON-GAAP MEASURES”) were $19 million compared with an operating loss of $10 million in the third quarter of 2018. Both Adjusted EBITDA and operating earnings this quarter were positively impacted by higher international activity, increased average U.S. and international day rates, lower general and administrative costs and the recognition of $4 million of non-recurring items in operating expenses partially offset by lower U.S. and Canadian drilling activity. With the adoption of IFRS 16, lease-related charges of $3 million in the quarter were recognized through finance charges and depreciation and amortization expense. Historically, these charges were reflected in operating and general and administrative expense. Total share-based incentive compensation expense for the quarter was $2 million compared with $8 million in the third quarter of 2018. See discussion on share-based incentive compensation under “Other Items” later in this release for additional details.
  Net finance charges were $28 million, a decrease of $3 million compared with the third quarter of 2018, primarily due to a reduction in interest expense related to debt retired in 2018 and 2019, offset by the impact of a weakening of the Canadian dollar on our U.S. dollar denominated interest and $1 million of lease accretion charges resulting from the adoption of IFRS 16 on January 1, 2019.
  Revenue per utilization day in the U.S. increased in the third quarter of 2019 to US$23,092 from US$21,399 in the prior year quarter. The increase was the result of higher day rates, third-party cost recoveries and rig technology revenue, partially offset by lower turnkey activity, rig mobilizations and idle but contracted rig revenue. During the quarter, we had revenue from idle but contracted rigs and turnkey projects of nil, as compared to third quarter 2018 idle but contracted rig and turnkey revenue of US$0.3 million and US$0.4 million, respectively. Operating costs on a per day basis increased to US$14,487 in the third quarter of 2019 compared with US$14,151 in 2018. The increase was mainly due to higher third-party charges incurred but recovered from the customer, partially offset by lower repair and maintenance costs due to the timing of equipment certifications and scheduled maintenance and lower turnkey costs from decreased activity. On a sequential basis, revenue per utilization day, excluding revenue from turnkey and idle but contracted rigs, decreased by US$218 due to lower fleet average day rates partially offset by higher technology revenue, while operating costs per day decreased by US$313 due to certain non-recurring items.
  In Canada, average revenue per utilization day for contract drilling rigs was $19,311 compared with $19,538 in the third quarter of 2018. The lower average revenue per utilization day in the third quarter of 2019 was primarily because of lower day rates and boiler revenue. We did not receive shortfall payments in the third quarter of 2019, consistent with the 2018 quarter. Average operating costs per utilization day for drilling rigs in Canada increased to $14,639 compared with the prior year quarter of $14,164. The increase was mainly caused by the impact of lower activity on fixed costs and higher repairs and maintenance costs due to the timing of certification costs.
  We realized revenue from international contract drilling of US$42 million in the third quarter of 2019, an increase of US$5 million over the prior year period. Average revenue per utilization day in our international contract drilling business was US$51,233 compared with US$50,007 in the respective prior year quarter. The higher average rate in 2019 was primarily due to day rate increases from the renewal and extension of drilling contracts and the deployment of our sixth Kuwait rig.
  Revenue from Completion and Production Services decreased $5 million compared with the third quarter of 2018 due to lower activity in each of our Canadian business lines partially offset by higher U.S. well service activity. Our average service rig revenue per operating hour was up slightly from the third quarter of 2018 to $712 while our service rig operating hours in the quarter were down 6%. Adjusted EBITDA (see “NON-GAAP MEASURES”) of $5 million in the third quarter of 2019 was consistent with the 2018 quarter as lower Canadian activity was offset by higher U.S. service rig activity and lower costs due to the impact of cost control measures from prior periods.
  Directional drilling services realized revenue of $13 million in the third quarter of 2019 compared with $7 million in the prior year period.
  Funds provided by operations (see “NON-GAAP MEASURES”) in the third quarter of 2019 were $80 million, an increase of $16 million from the prior year comparative quarter. Cash provided by operations was $67 million versus $32 million in the prior year quarter. The increase in funds and cash provided by operations was primarily the result of improved operating results in 2019 and management’s focus on free cash flow.
  Capital expenditures were $24 million in the third quarter, $5 million lower than the same period in 2018. Capital spending for the quarter included $13 million for upgrade and expansion capital and $11 million for the maintenance of existing assets, infrastructure spending and intangibles.

Summary for the nine months ended September 30, 2019:

  Revenue for the first nine months of 2019 was $1,169 million, an increase of 5% from the 2018 period.
  Operating earnings (see “NON-GAAP MEASURES”) were $87 million, an increase of $113 million over the $26 million operating loss for the same period in 2018. As a percentage of revenue, operating earnings were 7% compared to negative 2% in 2018. Operating results this year were positively impacted by increased U.S. and international drilling activity, higher average revenue rates in each operating region and gains on asset disposals, partially offset by lower Canadian drilling activity.
  General and administrative costs were $78 million, a decrease of $12 million from 2018. The decrease was due to lower share-based incentive compensation that is tied to the price of our common shares and continued fixed cost control initiatives, partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated costs (see “Other Items” later in this release).
  Net finance charges were $90 million, a decrease of $5 million from 2018 primarily due to a reduction in interest expense related to debt retired in 2018 and 2019, partially offset by the weakening of the Canadian dollar on our U.S. dollar denominated interest expense.
  Funds provided by operations (see “NON-GAAP MEASURES”) in the first nine months of 2019 were $217 million, a decrease of $2 million from the prior year comparative period of $219 million. Cash provided by operations was $213 million in 2019 as compared to $200 million in 2018.
  Capital expenditures were $139 million for the first nine months of 2019, an increase of $43 million over the same period in 2018. Capital spending for 2019 to date includes $113 million for upgrade and expansion capital and $26 million for the maintenance of existing assets, infrastructure spending and intangibles.

STRATEGY

Precision’s strategic priorities for 2019 are as follows:

  Generate strong free cash flow and utilize $200 million to reduce debt in 2019 – In the third quarter of 2019, we generated $67 million in cash provided by operations and further reduced our debt balance by $21 million through open market repurchases of our unsecured senior notes. With a total year-to-date 2019 debt reduction of $146 million, continued strong operating cash flow and a cash balance of $94 million, we are on pace to meet or exceed our recently increased 2019 debt reduction target of $200 million. Additionally, we have set debt reduction targets at $100 million to $150 million for 2020, including retiring our 2021 unsecured senior notes.

  Maximize financial results by leveraging our High Performance, High Value Super Series rig fleet and scale with disciplined cost management – In the third quarter of 2019, Precision generated Adjusted EBITDA as a percentage of revenue of 26%, our highest third quarter percentage in the past four years. We continued operating at record market share levels in the U.S. and Canada and have leveraged our size and scale to maximize cash flow. In the U.S., operating margins (revenue less operating costs) were up 20% compared to the prior year quarter. Despite decreased Canadian industry activity levels, our Canadian drilling operations generated strong cash flow and our Completion and Production Services business contributed $5 million of Adjusted EBITDA. Our focus on fixed costs has resulted in year-to-date general and administrative cost reductions of 13% from the same period in 2018. In the third quarter of 2019, we continued to invest in our High-Performance, High-Value Super Series rig fleet with the deployment of our sixth Kuwait rig which commenced drilling on July 1, 2019, increasing our economies of scale and operating margins in the region.

  Full scale commercialization and implementation of our Process Automation Control platform, PD-Apps and PD-Analytics – We currently have 34 rigs equipped with our Process Automation Control platform. Using PAC technology, we drilled approximately 584 wells year-to-date in 2019, an increase of 69% over the prior year comparative. With more than 15 revenue generating PD-Apps commercialized or in development, Precision’s portfolio of technology offerings continues to expand. We are demonstrating to our customers our system’s ability to deliver consistent, high-quality results, as we progress towards our 2019 commercialization targets. In the third quarter, we doubled the number of customers paying commercial rates for our PAC system.

OUTLOOK

Contracts

Year-to-date in 2019 we have entered into 43 term contracts. The following chart outlines the average number of drilling rigs by quarter that we had under contract for 2019 and 2020 as of October 23, 2019. For those quarters ended after September 30, 2019, this chart represents the minimum number of term contracts where we will be earning revenue. We expect the actual number of contracted rigs to be higher in future periods as we continue to sign contracts.

	Average for the quarter ended 2019				Average for the quarter ended 2020
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of October 23, 2019:
U.S.	56	52	49	41	30	21	15	11
Canada	8	5	5	5	4	3	2	2
International	8	8	9	9	8	8	6	6
Total	72	65	63	55	42	32	23	19

The following chart outlines the average number of drilling rigs that we had under contract for 2018 and the average number of rigs we have under contract as of October 23, 2019.

	Average for the year ended
	2018	2019	2020
Average rigs under term contract as of October 23, 2019:
U.S.	46	50	19
Canada	9	5	3
International	8	9	7
Total	63	64	29

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2018				Average for the quarter ended 2019
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count:
U.S.	64	72	76	80	79	77	72
Canada	72	31	52	49	48	27	42
International	8	8	8	8	8	8	9
Total	144	111	136	137	135	112	123

For the nine months ended September 30, 2019, drilling activity has decreased relative to this time last year in the U.S. and Canada. According to industry sources, as of October 23, 2019, the U.S. active land drilling rig count was down 21% compared with the same point last year and the Canadian active land drilling rig count was down approximately 32%. To date in 2019, approximately 82% of the U.S. industry’s active rigs and 62% of the Canadian industry’s active rigs were drilling for oil targets, compared with 81% for the U.S. and 64% for Canada at the same time last year.

Capital Spending

Capital spending in 2019 is expected to be $144 million and includes $31 million for sustaining, infrastructure and intangibles and $113 million for upgrade and expansion. We expect that the $144 million will be split $139 million in the Contract Drilling Services segment, $4 million in the Completion and Production Services segment and $1 million to the Corporate segment.

For 2020, we expect capital spending to be $60 million to $80 million, comprised primarily of maintenance and upgrade capital.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes the service rig, rental and camp and catering divisions.

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	% Change	2019	2018	% Change
Revenue:
Contract Drilling Services	346,443	347,494	(0.3)	1,060,182	1,004,649	5.5
Completion and Production Services	30,880	36,297	(14.9)	112,844	114,045	(1.1)
Inter-segment eliminations	(1,771)	(1,334)	32.8	(4,007)	(4,515)	(11.3)
	375,552	382,457	(1.8)	1,169,019	1,114,179	4.9
Adjusted EBITDA:(1)
Contract Drilling Services	105,167	95,596	10.0	316,917	290,003	9.3
Completion and Production Services	4,597	4,628	(0.7)	17,896	7,870	127.4
Corporate and Other	(11,869)	(19,236)	(38.3)	(47,914)	(57,234)	(16.3)
	97,895	80,988	20.9	286,899	240,639	19.2

(1) See “NON-GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change	2019	2018	% Change
Revenue	346,443	347,494	(0.3)	1,060,182	1,004,649	5.5
Expenses:
Operating	233,370	242,792	(3.9)	711,307	686,948	3.5
General and administrative	7,906	9,106	(13.2)	28,912	27,698	4.4
Restructuring	-	-	n/m	3,046	-	n/m
Adjusted EBITDA(1)	105,167	95,596	10.0	316,917	290,003	9.3
Depreciation	74,532	82,414	(9.6)	227,686	243,252	(6.4)
Gain on asset disposals	(3,956)	(1,672)	136.6	(43,228)	(4,631)	833.4
Impairment reversal	-	-	n/m	(5,810)	-	n/m
Operating earnings(1)	34,591	14,854	132.9	138,269	51,382	169.1
Operating earnings(1) as a percentage of revenue	10.0%	4.3%		13.0%	5.1%

(1) See “NON-GAAP MEASURES”.
n/m = Calculation not meaningful.

United States onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	79	1,023	64	951
June 30	77	967	72	1,021
September 30	72	896	76	1,032
Year to date average	76	962	71	1,001

(1) United States lower 48 operations only.
(2) Baker Hughes rig counts.

	Three months ended September 30,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	116	548	135	604
Drilling rig operating days (spud to release)	3,432	11,362	4,279	16,875
Drilling rig operating day utilization	32%	23%	35%	30%
Number of wells drilled	370	1,381	520	2,046
Average days per well	9.3	8.2	8.2	8.2
Number of metres drilled (000s)	1,095	3,949	1,313	5,502
Average metres per well	2,961	2,860	2,526	2,689
Average metres per day	319	348	307	326

	Nine months ended September 30,
Canadian onshore drilling statistics:(1)	2019		2018
	Precision	Industry(2)	Precision	Industry(2)
Number of drilling rigs (end of period)	116	548	135	604
Drilling rig operating days (spud to release)	9,404	33,942	12,459	49,256
Drilling rig operating day utilization	30%	22%	34%	29%
Number of wells drilled	964	3,609	1,262	5,179
Average days per well	9.8	9.4	9.9	9.5
Number of metres drilled (000s)	2,475	10,641	3,542	14,704
Average metres per well	2,567	2,948	2,806	2,839
Average metres per day	263	313	284	299

(1) Canadian operations only.
(2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended September 30,			Nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2019	2018	% Change	2019	2018	% Change
Revenue	30,880	36,297	(14.9)	112,844	114,045	(1.1)
Expenses:
Operating	24,994	30,138	(17.1)	89,950	99,609	(9.7)
General and administrative	1,289	1,531	(15.8)	4,541	5,402	(15.9)
Restructuring	-	-	n/m	457	1,164	(60.7)
Adjusted EBITDA(1)	4,597	4,628	(0.7)	17,896	7,870	127.4
Depreciation	4,282	5,636	(24.0)	13,572	17,385	(21.9)
Loss (gain) on asset disposals	36	1,005	(96.4)	(3,566)	1,143	(412.0)
Operating earnings (loss)(1)	279	(2,013)	(113.9)	7,890	(10,658)	(174.0)
Operating earnings (loss)(1) as a percentage of revenue	0.9%	(5.5)%		7.0%	(9.3)%
Well servicing statistics:
Number of service rigs (end of period)(2)	123	210	(41.4)	123	210	(41.4)
Service rig operating hours	34,851	37,169	(6.2)	107,289	121,694	(11.8)
Service rig operating hour utilization	31%	19%		31%	21%
Service rig revenue per operating hour	712	708	0.6	736	696	5.7

(1) See “NON-GAAP MEASURES”.
(2) In 2019, 75 rigs were not registered with the industry association and 12 snubbing units were sold.
n/m = Calculation not meaningful.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $12 million, a $7 million decrease compared with the third quarter of 2018 primarily due to lower share-based incentive compensation.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash-settled share-based incentive plans and two equity-settled share-based incentive plans. Details of vesting conditions, fair value determination and accounting policy for each plan can be found in the notes to our consolidated annual financial statements for the year ended December 31, 2018.

A summary of the amounts expensed under these plans during the reporting periods are as follows:

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash settled share-based incentive plans	(1,655)	5,128	4,664	20,599
Equity settled share-based incentive plans:
Executive PSU	3,103	1,595	8,499	4,344
Stock option plan	514	937	1,751	2,655
Total share-based incentive compensation plan expense	1,962	7,660	14,914	27,598

Allocated:
Operating	87	2,292	3,314	9,093
General and Administrative	1,875	5,368	11,600	18,505
	1,962	7,660	14,914	27,598

Cash settled shared-based compensation expense decreased $7 million in the current quarter to a recovery of $2 million compared with an expense of $5 million in the same quarter in 2018. The recovery was primarily due to the decreasing share price in the third quarter of 2019.

Executive PSU share-based incentive compensation expense for the quarter was $3 million compared with $2 million in the same quarter in 2018. The increased compensation expense was the result of additional Executive PSUs granted in 2019 offset partially by lower fair values for the 2019 grants.

Finance Charges

Net finance charges were $28 million, a decrease of $3 million compared with the third quarter of 2018, primarily due to a reduction in interest expense related to the debt retired in 2018 and 2019, partially offset by the impact of the weakening of the Canadian dollar on our U.S. dollar denominated interest and $1 million of lease accretion charges resulting from the adoption of IFRS 16 on January 1, 2019.

Interest charges on our U.S. denominated long-term debt in the third quarter of 2019 were US$20 million ($27 million) as compared with US$23 million ($30 million) in 2018.

Income Tax

Income tax recovery for the quarter was $5 million compared with $9 million in the same quarter in 2018. In 2019, the Province of Alberta announced various reductions to corporate income tax rates, that when fully implemented over the next three years will decrease the provincial corporate income tax rate from 12% to 8% by 2022. The reduction in the Alberta provincial corporate income tax rate is considered substantially enacted and resulted in a year-to-date deferred tax recovery of $3 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Amount	Availability	Used for	Maturity
Senior facility (secured)
US$500 million (extendible, revolving term credit facility with US$300 million accordion feature)	Undrawn, except US$25 million in outstanding letters of credit	General corporate purposes	November 21, 2022
Operating facilities (secured)
$40 million	Undrawn, except $27 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$2 million in outstanding letters of credit	Letters of credit
Senior notes (unsecured)
US$116 million – 6.5%	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021
US$350 million – 7.75%	Fully drawn	Debt redemption and repurchases	December 15, 2023
US$318 million – 5.25%	Fully drawn	Capital expenditures and general corporate purposes	November 15, 2024
US$374 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026

As of September 30, 2019, we had US$1,158 million ($1,533 million) outstanding under our unsecured senior notes as compared with US$1,267 million ($1,729 million) at December 31, 2018. The current blended cash interest cost of our debt is approximately 6.7%.

During the first nine months of 2019, Precision repurchased and cancelled US$26 million of the 7.125% unsecured senior notes due 2026 and US$33 million of the 5.25% notes due 2024 and redeemed US$50 million principal amount of its 6.50% senior notes due 2021.

Covenants

Following is a listing of our currently applicable covenants and the calculations as of September 30, 2019:

	Covenant	As at September 30, 2019
Senior Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	≤ 2.50	0.00
Consolidated covenant EBITDA to consolidated interest expense(1)	≥ 2.50	3.35
Senior Notes
Consolidated interest coverage ratio	≥ 2.00	3.30

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At September 30, 2019, we were in compliance with the covenants of our senior credit facility and unsecured senior notes.

Impact of foreign exchange rates

The devaluation of the Canadian dollar during 2019 resulted in higher translated U.S. denominated revenue and costs. On average for the three and nine months ended September 30, 2019, the Canadian dollar weakened by 1% and 3% from the respective 2018 periods. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates:

	Three months ended September 30,		Nine months ended September 30,		December 31,
	2019	2018	2019	2018	2018
Canada-U.S. foreign exchange rates
Average	1.32	1.31	1.33	1.29	1.30
Closing	1.32	1.29	1.32	1.29	1.37

Average shares outstanding

The following table reconciles the weighted average shares outstanding used in computing basic and diluted net earnings (loss) per share:

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands)	2019	2018	2019	2018
Weighted average shares outstanding – basic	292,811	293,740	293,455	293,485
Effect of stock options and other equity compensation plans	—	—	6,213	—
Weighted average shares outstanding – diluted	292,811	293,740	299,668	293,485

NON-GAAP MEASURES

In this release we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, loss (gain) on asset disposals and depreciation and amortization), as reported in the Condensed Interim Consolidated Statement of Earnings (Loss), is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our senior credit facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and with the adoption of the new lease standard IFRS 16 - Leases, the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings (loss) is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Revenue	375,552	382,457	1,169,019	1,114,179
Expenses:
Operating	256,593	271,596	797,250	782,042
General and administrative	21,064	29,873	78,432	90,334
Restructuring	—	—	6,438	1,164
Depreciation and amortization	82,604	91,348	252,684	270,098
Gain on asset disposals	(3,944)	(658)	(46,853)	(3,479)
Impairment reversal	—	—	(5,810)	—
Operating earnings (loss)	19,235	(9,702)	86,878	(25,980)
Foreign exchange	1,470	(952)	(4,416)	819
Finance charges	28,490	31,176	90,178	94,958
Loss (gain) on repurchase of unsecured notes	(2,239)	—	(3,637)	1,176
Earnings (loss) before income taxes	(8,486)	(39,926)	4,753	(122,933)

Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Condensed Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Condensed Interim Consolidated Statement of Financial Position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this release, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

  our strategic priorities for 2019 and 2020;
  our capital expenditure plans for 2019 and 2020;
  anticipated activity levels in 2019 and our scheduled infrastructure projects;
  anticipated demand for Tier 1 rigs;
  the average number of term contracts in place for 2019 and 2020; and
  our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

  the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
  the status of current negotiations with our customers and vendors;
  customer focus on safety performance;
  existing term contracts are neither renewed nor terminated prematurely;
  our ability to deliver rigs to customers on a timely basis; and
  the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

  volatility in the price and demand for oil and natural gas;
  fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
  our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
  changes in drilling and well servicing technology which could reduce demand for certain rigs or put us at a competitive disadvantage;
  shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
  the effects of seasonal and weather conditions on operations and facilities;
  the availability of qualified personnel and management;
  a decline in our safety performance which could result in lower demand for our services;
  changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
  terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
  fluctuations in foreign exchange, interest rates and tax rates; and
  other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2018, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this release are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Stated in thousands of Canadian dollars)	September 30, 2019	December 31, 2018
ASSETS
Current assets:
Cash	$93,761	$96,626
Accounts receivable	348,695	372,336
Income tax recoverable	1,211	—
Inventory	32,249	34,081
Assets held for sale	19,453	19,658
Total current assets	495,369	522,701
Non-current assets:
Income tax recoverable	1,165	2,449
Deferred tax assets	3,817	36,880
Right of use assets	69,999	—
Property, plant and equipment	2,843,384	3,038,612
Intangibles	32,000	35,401
Total non-current assets	2,950,365	3,113,342
Total assets	$3,445,734	$3,636,043

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$246,796	$274,489
Income taxes payable	8,033	7,673
Lease obligation	13,258	—
Total current liabilities	268,087	282,162
Non-current liabilities:
Share-based compensation	6,705	6,520
Provisions and other	10,346	10,577
Lease obligation	58,005	—
Long-term debt	1,513,827	1,706,253
Deferred tax liabilities	33,317	72,779
Total non-current liabilities	1,622,200	1,796,129
Shareholders’ equity:
Shareholders’ capital	2,314,097	2,322,280
Contributed surplus	62,582	52,332
Deficit	(968,395)	(978,874)
Accumulated other comprehensive income	147,163	162,014
Total shareholders’ equity	1,555,447	1,557,752
Total liabilities and shareholders’ equity	$3,445,734	$3,636,043

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2019	2018	2019	2018

Revenue	$375,552	$382,457	$1,169,019	$1,114,179
Expenses:
Operating	256,593	271,596	797,250	782,042
General and administrative	21,064	29,873	78,432	90,334
Restructuring	—	—	6,438	1,164
Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, impairment reversal, gain on asset disposals and depreciation and amortization	97,895	80,988	286,899	240,639
Depreciation and amortization	82,604	91,348	252,684	270,098
Gain on asset disposals	(3,944)	(658)	(46,853)	(3,479)
Impairment reversal	—	—	(5,810)	—
Foreign exchange	1,470	(952)	(4,416)	819
Finance charges	28,490	31,176	90,178	94,958
Loss (gain) on repurchase of unsecured senior notes	(2,239)	—	(3,637)	1,176
Earnings (loss) before income taxes	(8,486)	(39,926)	4,753	(122,933)
Income taxes:
Current	1,540	1,231	4,553	6,396
Deferred	(6,492)	(10,509)	(7,479)	(33,387)
	(4,952)	(9,278)	(2,926)	(26,991)
Net earnings (loss)	$(3,534)	$(30,648)	$7,679	$(95,942)
Net earnings (loss) per share:
Basic	$(0.01)	$(0.10)	$0.03	$(0.33)
Diluted	$(0.01)	$(0.10)	$0.03	$(0.33)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Net earnings (loss)	$(3,534)	$(30,648)	$7,679	$(95,942)
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	26,432	(46,370)	(64,932)	46,956
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax	(18,792)	38,060	50,081	(40,510)
Comprehensive income (loss)	$4,106	$(38,958)	$(7,172)	$(89,496)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
(Stated in thousands of Canadian dollars)	2019	2018	2019	2018
Cash provided by (used in):
Operations:
Net earnings (loss)	$(3,534)	$(30,648)	$7,679	$(95,942)
Adjustments for:
Long-term compensation plans	2,461	5,074	13,385	19,000
Depreciation and amortization	82,604	91,348	252,684	270,098
Gain on asset disposals	(3,944)	(658)	(46,853)	(3,479)
Impairment reversal	—	—	(5,810)	—
Foreign exchange	1,796	(1,648)	(4,322)	(215)
Finance charges	28,490	31,176	90,178	94,958
Income taxes	(4,952)	(9,278)	(2,926)	(26,991)
Other	(39)	(109)	(198)	(1,242)
Loss (gain) on repurchase of unsecured senior notes	(2,239)	—	(3,637)	1,176
Income taxes paid	(857)	(363)	(4,744)	(3,969)
Income taxes recovered	71	3,921	1,142	31,508
Interest paid	(20,240)	(24,732)	(80,736)	(67,253)
Interest received	313	285	1,031	970
Funds provided by operations	79,930	64,368	216,873	218,619
Changes in non-cash working capital balances	(13,374)	(32,407)	(3,695)	(18,774)
	66,556	31,961	213,178	199,845
Investments:
Purchase of property, plant and equipment	(23,914)	(28,367)	(138,345)	(84,982)
Purchase of intangibles	(12)	(660)	(476)	(10,880)
Proceeds on sale of property, plant and equipment	3,385	3,757	85,837	12,437
Changes in non-cash working capital balances	(4,456)	10,114	(5,183)	2,082
	(24,997)	(15,156)	(58,167)	(81,343)
Financing:
Repurchase of unsecured senior notes	(18,742)	—	(142,575)	(76,657)
Share repurchase	(8,183)	—	(8,183)	—
Lease payments	(1,767)	—	(5,124)	—
Issuance of common shares on the exercise of options	—	275	—	275
	(28,692)	275	(155,882)	(76,382)
Effect of exchange rate changes on cash	314	(1,987)	(1,994)	2,561
Increase (decrease) in cash	13,181	15,093	(2,865)	44,681
Cash, beginning of period	80,580	94,669	96,626	65,081
Cash, end of period	$93,761	$109,762	$93,761	$109,762

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2019	$2,322,280	$52,332	$162,014	$(978,874)	$1,557,752
Lease transition adjustment	—	—	—	2,800	2,800
Net earnings for the period	—	—	—	7,679	7,679
Other comprehensive loss for the period	—	—	(14,851)	—	(14,851)
Share repurchase	(8,183)	—	—	—	(8,183)
Share-based compensation expense	—	10,250	—	—	10,250
Balance at September 30, 2019	$2,314,097	$62,582	$147,163	$(968,395)	$1,555,447

(Stated in thousands of Canadian dollars)	Shareholders’ capital	Contributed surplus	Accumulated other comprehensive income	Deficit	Total equity
Balance at January 1, 2018	$2,319,293	$44,037	$131,610	$(684,604)	$1,810,336
Net loss for the period	—	—	—	(95,942)	(95,942)
Other comprehensive income for the period	—	—	6,446	—	6,446
Shares issued on redemption non-management directors' DSUs	2,609	(809)	—	—	1,800
Share options exercised	378	(103)	—	—	275
Share-based compensation expense	—	6,999	—	—	6,999
Balance at September 30, 2018	$2,322,280	$50,124	$138,056	$(780,546)	$1,729,914

THIRD QUARTER 2019 EARNINGS CONFERENCE CALL AND WEBCAST

Precision Drilling Corporation has scheduled a conference call and webcast to begin promptly at 12:00 noon MT (2:00 p.m. ET) on Thursday, October 24, 2019.

The conference call dial in numbers are 1-844-515-9176 or 614-999-9312.

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts & Presentations”. Shortly after the live webcast, an archived version will be available for approximately 60 days.

An archived version of the webcast will be available for approximately 60 days. An archived recording of the conference call will be available approximately one hour after the completion of the call until October 30, 2019 by dialing 855-859-2056 or 404-537-3406, passcode 1786756.

About Precision

Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of Super Series drilling rigs supported by an industry leading technology platform that offers the most innovative drilling solutions to deliver efficient, predictable and repeatable results through service differentiation. Precision also offers directional drilling services, well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Senior Vice President and Chief Financial Officer
713.435.6143

Dustin Honing, Manager, Investor Relations
403.716.4515

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com